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11015157

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SECURITIES AN
Washi..., D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing RECEIVED FEB 28 2011 Washington, DC 214

SEC FILE NUMBER
8-32855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zenith American Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170-19 83rd Ave.
(No. and Street)

Jamaica (City) New York (State) 11432 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph L. Gomeringer, CPA 908-879-7603
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph L. Gomeringer, CPA
(Name – *if individual, state last, first, middle name*)

95 West Main Street, Suite 18A, Chester NJ 07930
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JD 3/15/11

ZENITH AMERICAN

SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2010

ZENITH AMERICAN SECURITIES CORPORATION

INDEX

Independent Auditor's Report and
Internal Control Report
December 31, 2010

Joseph L. Gomeringer
Certified Public Accountant
95 West Main Street, Suite 18A
Chester, New Jersey 07930
Tel: (908) 879-7603 • Fax: (908) 879-7429
joegomeringercpa@earthlink.net

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Zenith American Securities Corporation

I have audited the accompanying statement of financial condition of Zenith American Securities Corporation as of December 31, 2010, and the related statements of operations, cash flows and changes in stockholders' equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. I have also audited the company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Zenith American Securities Corporation management is responsible for those financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying statement of financial condition and the related statements of operations, cash flows and changes in stockholders' equity. My responsibility is to express an opinion on those financial statements and an opinion on the company's internal control over reporting based on my audits.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made

by management, and evaluating the overall financial statements presentation. My audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. My audit also included performing such other procedures as we considered necessary in the circumstances. I believe that my audit provides a reasonable basis for my opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance or records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In my opinion, such financial statements present fairly, in all material respects, the financial position of Zenith American Securities Corporation at December 31, 2010, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also,

in my opinion, Zenith American Securities Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Very truly yours,

Joseph L. Gomeringer
Certified Public Accountant

Chester, New Jersey
February 24, 2011

ZENITH AMERICAN SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and Cash Equivalents		$	13,917
Due from Brokers			8,638
Property and Equipment, Net of Accumulated Depreciation and Amortization (Note C)			7,112
Total		$	29,667

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities			
Accrued Liabilities		$	8,863
Total Liabilities		$	8,863
Stockholders' Equity			
Common Stock - No Par Value Authorized 200 Shares 200 Shares Issued	$ 5,000		
Retained Earnings	15,804		20,804
Total		$	29,667

The accompanying notes are an integral part of the financial statements.

ZENITH AMERICAN SECURITIES CORPORATION

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES

Net Commissions Earned	$ 42,935
Interest Earned	13
Total Revenues	42,948

EXPENSES

Commissions Paid	6,506
Repairs and Maintenance	1,050
Professional Fees	16,950
Rent	8,500
Utilities	4,597
Office Expense and Supplies	951
Depreciation	1,609
Dues and Subscriptions	1,989
State and Local Income Taxes	615
Total Expenses	42,767
Net Income	$ 181

The accompanying notes are an integral part of the financial statements.

ZENITH AMERICAN SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

Stockholders' Equity, Beginning of Year	$	20,623
Net Income for the Year		181
Stockholders' Equity, End of Year	$	20,804

The accompanying notes are an integral part of the financial statements.

ZENITH AMERICAN SECURITIES CORPORATION

STATEMENT OF CASH FLOWS - INDIRECT METHOD

FOR THE YEAR ENDED DECMEBER 31, 2010

Operating Activities:	
Net Income For The Year	$ 181
Add Depreciation Expense	1,609
Increase in Accrued Liabilities	2,341
(Increase) in Due from Brokers	(2,615)
Total Cash Provided by Operating Activities	1,516
Investing Activities:	
Due to Affiliate	(1,000)
Total Cash Used by Financing Activities	(1,000)
Net Increase in Cash	516
Cash and Cash Equivalents, Beginning of Year	13,401
Cash and Cash Equivalents, End of Year	$ 13,917

The accompanying notes are an integral part of the financial statements.

ZENITH AMERICAN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

A - ORGANIZATION:

Zenith American Securities Corporation is a registered broker/dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The company's sole activities consist of sales of shares of open-end investment companies and REITs.

B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Assets, liabilities, revenue and expenses are recognized under the accrual method of accounting. The company records income from securities transactions on a trade-date basis.

(2) The company has elected, under the Internal Revenue Code and New York State tax code, to be an "S" Corporation. Any income or loss of the company is reported by the individual stockholder(s) on his/her personal income tax returns. Consequently, no provision is made by the company for federal and New York State income taxes. New York City does not have comparable provisions in its tax code. Accrual for this tax has been provided for in the financial statements.

(3) The presentation of financial statements, in conformity with generally accepted accounting principles, requires that management make estimates and assumptions that affect the amounts of assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period.

ZENITH AMERICAN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

(CONTINUED)

B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(4) Cash and cash equivalents include all cash balances and highly liquid investments with a maturity of three months or less, when acquired. The company places its temporary cash investments with high credit quality financial institutions. At times, such investments may exceed federally insured limits.

C - PROPERTY, PLANT AND EQUIPMENT:

The following is a summary of property and equipment at cost, less accumulated depreciation and amortization:

		Estimated Useful Life
Leasehold Improvements	$ 8,250	10 Years
Office Equipment	5,159	5 Years
Total	13,409	
Less Accumulated Depreciation	6,297	
	$ 7,112	

Depreciation for 2010 is $1609.

D - NET CAPITAL REQUIREMENT:

As a registered broker dealer, the company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule requires that the company maintain a minimum net capital, as defined, of the greater of $5,000 or 6 2/3 percent of aggregate indebtedness, as defined. As of December 31, 2010, the company had net capital of $6,443 which exceeds its requirements by $1,643.

ZENITH AMERICAN SECURITIES CORPORATION

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2010

Net Capital:		
Total Stockholders' Equity	$	20,804
Deductions and/or Charges:		
Non-Allowable Assets from Statement of Financial Condition		
Office Equipment, Net		7,112
12B1 - Fees		7,049
Net Capital	$	6,643
Net Capital Minimum Requirement	$	5,000
Excess Net Capital	$	1,643
Aggregate Indebtedness from Statement of Financial Condition		
Accrued Liabilities	$	8,863
Total Aggregate Indebtedness	$	8,863

There are no material differences between the amounts presented above and the amounts reported in the company's FOCUS Report as of December 31, 2010.

The accompanying notes are an integral part of the financial statements.

ZENITH AMERICAN SECURITIES CORPORATION

REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION

The company was exempt from Rule 15c3-3 under Section [k][1], which provides for such exemption, due to the limited nature of the business.

Joseph L. Gomeringer
Certified Public Accountant
95 West Main Street, Suite 18A
Chester, New Jersey 07930
Tel: (908) 879-7603 • Fax: (908) 879-7429
joegomeringercpa@earthlink.net

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Member of
Zenith American Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Zenith American Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Zenith American Securities Corporation's compliance with the applicable instruction of the Transitional Assessment Reconciliation (Form SIPC-7T). Zenith American Securities Corporation management is responsible for the Zenith American Securities Corporation compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in From SIPC-7T with the cancelled check noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 , as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do no express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Joseph L. Gomeringer
Certified Public Accountant

Chester, New Jersey
February 24, 2011

Joseph L. Gomeringer
Certified Public Accountant
95 West Main Street, Suite 18A
Chester, New Jersey 07930
Tel: (908) 879-7603 • Fax: (908) 879-7429
joegomeringercpa@earthlink.net

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH. D.C.
211

February 25, 2011

Securities & Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Zenith American Securities Corporation

Dear Sir or Madam:

Enclosed please find two (2) copies of the financial statements for the Zenith American Securities Corporation as of December 31, 2010, as well as the Annual Audited Report Form X-17A-5 Part III and the Oath or Affirmation.

If you have any questions or need any additional information, please contact me.

Very truly yours,

Joseph L. Gomeringer
Certified Public Accountant

JLG/db
Enclosures